NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 11, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 28, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Hersha Hospitality Trust and 1776 Portfolio REIT Merger Sub, LLC, a wholly owned subsidiary of 1776 Portfolio Investment, LLC, which are affiliates of KSL Capital Partners, LLC became effective before market open on November 28, 2023. Each Priority Class A common shares of beneficial interest of Hersha Hospitality Trust was exchanged for USD 10.00 in cash. Each 6.875% Series C Cumulative Redeemable Preferred Shares of Hersha Hospitality Trust was exchanged for USD 25.00 in cash. Each 6.50% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest of Hersha Hospitality Trust was exchanged for USD 25.00 in cash. Each 6.50% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest of Hersha Hospitality Trust was exchanged for USD 25.00 in cash. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 28, 2023.